Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Common Shares

TORONTO, ON (August 25, 2026) – Scotiabank today announced a dividend on the outstanding common shares of the Bank, payable on October 28, 2026, to shareholders of record at the close of business on October 6, 2026:

Common Shares

•	Dividend No. 629 of $1.14 per share

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury.

As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market in accordance with the provisions of the Plan. All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

About Scotiabank

Scotiabank’s vision is to be our clients’ most trusted financial partner and deliver sustainable, profitable growth. Guided by our purpose: “for every future,” we help our clients, their families and their communities achieve success through a broad range of advice, products, and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.5 trillion (as at July 31, 2026), Scotiabank is one of the largest banks in North America by assets, and trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on X @Scotiabank.

SOURCE The Bank of Nova Scotia

For further information:

Meny Grauman, Investor Relations, Scotiabank, meny.grauman@scotiabank.com